UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: November 4, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 4, 2009, entitled “CNOOC Ltd Welcomes the Early Start-up of LD 27-2”.

CNOOC LIMITED

For Immediate Release

CNOOC Ltd Welcomes the Early Start-up of LD 27-2

(Hong Kong, Nov. 4 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that Luda (LD) 27-2, a new independent field in Bohai Bay, has come on stream ahead of schedule. The field is producing at a volume of 11000 barrels of oil per day from 11 wells currently.

LD 27-2 is located in the Eastern Bohai Bay in about 25 meters of water. It is about 104 kilometers northwest of Qinhuangdao City of HeBei Province.

LD27-2 is adjacent to LD 32-2 oil field, an independent project of the Company under construction. In order to reduce production cost, a joint development plan was carried out for both fields. Major development facilities of LD27-2/32-2 include: two wellhead platforms, one production and storage platform and 34 production wells.

The peak production of LD 27-2/32-2 is designed at 13,000 barrels of oil per day. LD 32-2 is expected to be on stream later this year.

Mr. Yang Hua, President of the Company said: “Thanks to the effective project management and efficient leveraging of the operating sources, we are able to bring LD 27-2 on stream ahead of schedule.”

CNOOC limited acts as the operator and has a 100% interest in the LD 27-2/32-2 oil fields.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com